

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Oleg Bilinski
Chief Executive Officer
Mag Magna Corp.
325 W Washington St., Ste 2877
San Diego, CA 92103

> **Re: Mag Magna Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 30, 2023**
> **File No. 333-268561**

Dear Oleg Bilinski:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2022 letter.

Amendment No.1 to Form S-1 filed January 30, 2023

Cover Page

1. We note your response to our prior comment 2; however, request that a specific date be included in relation to the termination of the offering, as required by Item 501(b)(iii) of Regulation S-K. Please revise your disclosure accordingly.

Prospectus Summary, page 5

2. We note your response to our prior comment 5 and related revisions; however, also note your continued reference to "ongoing and planned clinical trials for [y]our product candidates" and your disclosure stating your intention and seek regulatory approval for your "current product candidates and any future product candidates [you] may develop".

In light of this disclosure, please revise the prospectus both in the Summary and Business sections to set out the regulatory regime applicable to your current product(s), clarifying the steps the company will have to go through to seek approval prior to commercialization and revenue generation.

3.   We note your response to our prior comment 6, including your revised disclosure on page 7 regarding the effects and functioning of MAGA and CHASIS and Exhibits 99.4 and 99.5, which are labeled as "product leaflets". Please disclose who generated the product leaflets and how the claims contained therein were substantiated. Please also disclose within the prospectus the basis for the claims made on page 7.

4.   We note your response to our prior comment 7. Please expand your disclosure to explain what the referenced registration process entailed and the significance of such registrations. Please also discuss any preclinical and/or clinical studies conducted by IPAX to date.

5.   We note your response to our prior comment 8; however, it is unclear what "optimizing existing properties of components" means or entails. Please revise to clarify this statement.

6.   We note your response to our prior comment 10. Please revise your disclosure to include the substance of your response, namely that the Company aims to workwith companies engaged in feed additives distribution and poultry cultivation but has not yet engaged in any material relationships with any companies. Please make clear that the company currently has no "partners".

Risk Factors, page 15

7.   We note your response to our prior comment 13 and we reissue in part. Please further revise your disclosure to explain the consequences of not complying with the reporting obligations applicable to the company after the registration statement is declared effective, including those obligations arising under the Securities Exchange Act of 1934.

Dilution , page 27

8.   We note your response to comment 19. Based upon your reported historical net tangible book value and net offering proceeds of $17,000 at the 25% of shares sold from the maximum offering available, please reconcile for us how you determined the $(3,629) of post offering net tangible book value as of October 31, 2022. Please review the calculations within the other scenarios of your offering sold as applicable.

Management
Executive Officers and Directors, page 34

9.   We note your response to our prior comment 23. Please further revise your disclosure to clarify whether Mr. Bilinski still serves as President and CEO of Mass Petroleum Inc. and if not, provide the date such positions ended.

Item 17. Undertakings, page 62

10.   We note the undertakings provided starting on page 62; however, such disclosure does not appear applicable to this offering. We also note that you have not checked the Rule 415 box on the cover page; however, you appear to be conducting a continuous offering. Please clarify whether Rule 415 applies and if so, provide the undertakings required by Rule 415(a)(3). See Rule 415 of the Securities Act of 1933 and Item 512 of Regulation S-K for guidance.

Statement of Operations, page F-2

11.   We noted that you provided interim information for the three months ended October 31, 2022. Please revise your financial statements to also include your statement of operations for the six months ended October 31, 2022. This similarly applies to your statement of changes in stockholders' equity (deficit) presented on page F-4.

Statement of Changes in Stockholders' Equity (Deficit), page F-3

12.   Your statement of changes in stockholders' equity (deficit) does not appear mathematically accurate. Please revise.

Statement of Cash Flows , page F-5

13.   Your net income presented here does not agree with your net income on your statement of operations for the period ended October 31, 2022. This also applies to your statement of cash flows for the period ended April 30, 2022. Please revise.

    You may contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Roger D. Linn